Exhibit 99.2

AURORA CANNABIS INC.

Interim Management’s Discussion & Analysis
(Unaudited)

For the three and six months ended December 31, 2022 and 2021
(in Canadian Dollars)

Interim Management’s Discussion & Analysis

Table of Contents

Business Overview	3
Condensed Statement of Comprehensive Loss	7
Key Quarterly Financial and Operating Results	7
Key Developments During and Subsequent to the Three Months Ended December 31, 2022	8
Financial Review	8
Liquidity and Capital Resources	15
Related Party Transactions	19
Critical Accounting Estimates	20
Change in Accounting Policies	20
Recent Accounting Pronouncements	21
Financial Instruments	21
Financial Instruments Risk	22
Summary of Outstanding Share Data	23
Historical Quarterly Results	24
Risk Factors	25
Internal Controls Over Financial Reporting	26
Cautionary Statement Regarding Forward-Looking Statements	27
Cautionary Statement Regarding Certain Non-GAAP Performance Measures	28

2	| AURORA CANNABIS INC. Q2 2023

Interim Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended December 31, 2022

The following Interim Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Aurora Cannabis Inc. (“Aurora” or the “Company”) should be read in conjunction with both the Company’s annual audited consolidated financial statements as at and for the year ended June 30, 2022 (the “Annual Financial Statements”), and the condensed consolidated interim financial statements as at and for the three and six months ended December 31, 2022 and the accompanying notes thereto (the “Financial Statements”), which have been prepared in accordance with International Accounting Standards 34 - Interim Financial Reporting (“IAS 34”) of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The MD&A has been prepared as of February 8, 2023 pursuant to the disclosure requirements under National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators (“CSA”). Under the United States (“U.S.”) / Canada Multijurisdictional Disclosure System, we are permitted to prepare the MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements.

Given the Company’s recent business transformation initiatives to realign its operational footprint and increase financial flexibility, this MD&A provides comparative disclosures for the second quarter ended December 31, 2022 (“Q2 2023”) to the second quarter ended December 31, 2021 (“Q2 2022”) and to the first quarter ended September 30, 2022 (“Q1 2023”). Management believes that these comparatives provide relevant and current information.

All dollar amounts are expressed in thousands of Canadian dollars, except for share and per share amounts, and where otherwise indicated.

This MD&A contains forward-looking information within the meaning of applicable securities laws, and the use of Non-GAAP Measures (as defined below). Refer to “Cautionary Statement Regarding Forward-Looking Statements” and “Cautionary Statement Regarding Certain Non- GAAP Performance Measures” included within this MD&A.

This MD&A, Financial Statements, and Annual Financial Statements, annual information form (“AIF”) and press releases have been filed in Canada on SEDAR at www.sedar.com and in the U.S. on EDGAR at www.sec.gov/edgar. Additional information can also be found on the Company’s website at www.auroramj.com.

Business Overview

Aurora was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as “Milk Capital Corp.” Effective October 2, 2014, the Company changed its name to “Aurora Cannabis Inc.”. The Company’s shares are listed on the Nasdaq Global Select Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P”.

The Company’s head office and principal address is 500 - 10355 Jasper Avenue, Edmonton, Alberta, Canada, T5J 1Y6. The Company’s registered and records office address is Suite 1700, 666 Burrard Street, Vancouver, British Columbia Canada, V6C 2X8.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis and cannabis-derivative products in Canada and internationally. The Company’s primary market opportunities are:

•	Global medical cannabis market: Production, distribution and sale of pharmaceutical-grade cannabis products in countries around the world where permitted by government legislation. Currently, there are approximately 50 countries that have implemented regimes for some form of access to cannabis for medical purposes. The Company’s current principal medical markets are in Canada, Germany, UK, Poland, and Australia. Aurora has established a leading market position in most of these countries; and

•	Global consumer use cannabis market: Currently, only Canada and Uruguay have implemented federally-regulated consumer use of cannabis regimes and the Company has primarily focused on the opportunities in Canada. Longer-term, the Company believes that the increasing success of medical cannabis regimes globally may lead to increased legalization of consumer markets.

In addition, the Company will strategically invest in opportunities that support its principal cannabis operations. On August 25, 2022, a wholly- owned subsidiary of the Company acquired a 50.1% controlling interest in Bevo Agtech Inc. (“Bevo”), the sole parent of Bevo Farms Ltd., one of the largest suppliers of propagated vegetables and ornamental plants in North America. The acquisition of a controlling interest in Bevo allows the Company to immediately benefit from a profitable, cash flow positive and growing business, and may have the potential to add long term value to Aurora's existing cannabis business via the application of Bevo's industry extensive propagation expertise.

Our Strategy

Aurora’s strategy is to leverage our diversified and scaled platform, our leadership in global medical markets, and our cultivation, science and genetics expertise and capabilities to drive profitability and cash flow in our core Canadian and international operations in order to build sustainable, long-term shareholder value.

Medical leadership

Our established leadership in the Canadian and International medical markets positions us well for new regulated medical market openings, as well as potential U.S. federal legalization of medical cannabis. At the core of Aurora’s mid-term objective to deliver sustainable profitability and positive operating cash flow is our focus on maintaining and growing our industry leading Canadian and international medical cannabis operations.

Our Canadian medical platform is characterized by leading market share, high barriers to entry through regulatory expertise, investment in technology and distribution, and unwavering commitment to science, testing and compliance. Our Canadian medical operations allow for a direct-to-patient sales channel that does not rely on provincial wholesalers or private retailers to get product to patients. This direct-to-patient model allows Aurora to achieve sustainable gross profit margins of better than 60% with substantially better pricing power relative to the Canadian adult-use segment.

3	| AURORA CANNABIS INC. Q2 2023

Our leadership in the International medical cannabis segment provides us with what we expect to be a high growth, profitable business segment that consistently delivers strong adjusted gross profit before fair value adjustments1. Our expertise in managing the complexity of multiple jurisdictions’ regulatory frameworks and relationships, as well as providing export and in-country EU GMP (European Union Good Manufacturing Practices) and other key certificated cannabis production, are capabilities that allow us to succeed as new medical and recreational markets open.

Consumer Repositioning

Leveraging our leading strength in science, cultivation and post-harvest processing, and the acquisition of the Thrive business, we believe that our recent changes to leadership and internal processes have now positioned Aurora to build a profitable and growing Canadian consumer business. Advances in Aurora production related to cultivar breeding, cultivation, and post-harvest techniques have repositioned the Aurora flower portfolio to one that has the characteristics that consumers are looking for: high THC and terpene levels, and distinctive experiences. These advances have also driven significant improvement in per unit production costs with higher yields and consistent delivery of specification resulting in all-in per unit costs for Aurora’s new portfolio that are 30% or better improvement from our legacy cultivars. This economic advantage will allow us to compete and make a profit in certain categories in which we currently do not operate. We have also refocused our innovation pipeline for efficient delivery of targeted new products and line extensions. The pace of innovation required to compete in the current Canadian consumer market is significant, with most new products delivering 80% of their lifetime value in the six to nine months following launch.

Combined, Aurora’s ability to deliver products that deliver exceptional customer value in all price tiers, while at the same time achieving strong contribution and gross margins, allows us to build towards a profitable and growing business and provides the know-how to leverage these lessons into future global consumer markets that are expected to open over the next few years.

Science leadership: Genetics, Breeding, Biosynthetics

We believe that our scientific leadership and ongoing investment in cannabis breeding and genetics provides Aurora with a strong competitive advantage in premium margin consumer and medical categories driven by what we believe to be our industry leading genetics and breeding program. Our breeding program, located at Aurora Coast, a state-of-the-art facility in Vancouver Island’s Comox Valley, is driving revenues by injecting rotation and variety into our product pipeline and has delivered nine new proprietary cultivars to our product pipeline since June 2021. These new cultivars have consistently delivered high potency flower with intensely aromatic profiles - critical attributes to delight consumers and deliver the effects patients are seeking. Launched in spring 2022, Sourdough delivers an average of 29.2% THC in our San Rafael brand, peaking at 31.9% THC so far. Gasberry Pie, available in flower, pre-roll and vape formats under our Daily Special brand, is also a consistently super-high THC cultivar delivering as high as 30.4% THC (average of 26.6%) at scale.

In addition, high quality and high potency cultivars that also deliver meaningful improvements in yield are setting Aurora up for long-term success with lower per gram cultivation costs. Our new cultivars such as Farm Gas and Sourdough deliver nearly double the yield of our traditional staple cultivars, and do so with THC % averaging in the high 20s. Aurora’s “next-generation” cultivars, developed in-house and produced across our network of sites, allow us to produce top quality flower at industry leading margins. Over the last quarter, all of our cultivation sites have delivered flower that exceeds 30% THC. In Q3 2023, Aurora plans to introduce several new cultivars including new high THC, intensely aromatic flower, and new balanced cultivars.

The genetics and breeding program is also expected, over time, to generate incremental, capital efficient revenue through license agreements for these genetic innovations to other licensed producers. In November 2021, we further strengthened our leadership with the launch of our genetics licensing business unit - Occo.

Finally, we also believe that our intellectual property includes the most efficient path for cannabinoid biosynthetic production, which puts us in what we believe to be a pivotal position with most biosynthetics work being undertaken in the cannabis industry, which we are actively working to build, partner, enforce, and protect.

Global and U.S. expansion

We believe that the global expansion of cannabis medical and recreational markets is just beginning. The Company believes its strengths in navigating complex regulatory environments, compliance, testing, cultivar breeding, genetic science, and cultivating high quality cannabis are essential strengths that create a repeatable, credible and portable process to new market development. These drive our current leadership in international medical markets which should allow us to win as new medical markets emerge and potentially transition to recreational markets. For instance, Aurora and its partner won three of nine awarded tenders, representing all of the available dry flower tenders, in the French medical cannabis trial program, a large medical market expected to open fully in the next two years. In addition, Aurora is at the forefront of large developing federally legal consumer markets, with investment in Growery B.V., located in the Netherlands, and with a leading position in the German medical market and as one of three domestic German producers, is well positioned as that country’s government works toward introducing consumer market legislation as early as 2025.

We also believe that the U.S. cannabis market will eventually be federally regulated, with states’ rights respected, in a framework similar to every other comparable market. The timeframe for this is unknown, but Aurora is well positioned to create significant value for our shareholders once that federal permissibility allows. Our strategic strengths of medical and regulatory expertise in a federal framework, and our scientific expertise, including genetics, breeding, and biosynthetics, position us as a partner of choice, and to be successful in lucrative components of the cannabis value chain.

1Adjusted gross margin before fair value is a Non-GAAP Measure and is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the “Adjusted Gross Margin” section for a reconciliation to IFRS equivalent.

4	| AURORA CANNABIS INC. Q2 2023

Financial leadership in a rapidly maturing industry

Aurora believes that profitable growth, positive cash flow, smart capital allocation and balance sheet health are critical success factors in such a dynamic and rapidly developing global industry. Our medical businesses, with country diversification, growth, and strong gross margins provide the foundation for profitability. Aurora has right sized selling, general & administration costs (“SG&A”), centralized and optimized production facilities, and leveraged the Company’s cultivar breeding success to shift the Company’s portfolio in the Canadian consumer business to high margin products.

Aurora has one of the strongest balance sheets in the Canadian cannabis industry with approximately $245 million of cash on hand as of February 8, 2023 and access to the 2021 Shelf Prospectus filed on March 30, 2021 (the “2021 Shelf Prospectus”). The 2021 Shelf Prospectus and the corresponding 2021 Registration Statement filed with the SEC in the U.S. allow the Company to make offerings of up to US$1.0 billion in Common Shares, warrants, options, subscription receipts, debt securities or any combination thereof during the 25-month period that the 2021 Shelf Prospectus remains effective. The 2021 Shelf Prospectus shall remain effective until April 2023, at which time the Company expects to file a new shelf prospectus and corresponding registration statements as required. As of December 31, 2022, the Company has access to the 2021 Shelf Prospectus, including the balance of US$134.4 million pursuant to the ATM Program.

Key Q2 2023 Results

Revenue and Gross Margin Update

Total net revenue for fiscal Q2 2023 was $61.7 million, up 25% compared to $49.3 million in Q1 2023 and up 2% compared to Q2 2022.

Total cannabis net revenue2 increased 20% to $55.0 million in Q2 2023 compared to $46.0 million in Q1 2023 and decreased from

$60.6 million in Q2 2022. The increase sequentially was primarily driven by continued performance improvement in the Canadian consumer market, a consistent performance in Canadian medical, and growth across key international markets.

Aurora’s leading medical businesses in Canada and Europe continued to perform well in Q2 2023 and delivered 64% (Q1 2023 - 64%, Q2 2022 - 76%) of the Company’s revenue and 87% (Q1 2023 - 86%, Q2 2022 - 90%) of adjusted gross profit before fair value adjustments5.

In Q2 2023, total medical cannabis net revenues of $39.5 million delivered an adjusted gross margin before fair value adjustments3 of 61% in Q2 2023 (Q1 2023 - 67%, Q2 2022 - 63%4). This strong margin profile continues to remain in the Company’s target range above 60% and is an important gross profit driver that distinguishes Aurora from its major competitors.

In Q2 2023, Aurora’s international medical cannabis net revenue was $13.8 million (Q1 2023 - $8.2 million, Q2 2022 - $19.8 million). As discussed above, the sequential increase was due primarily to growth in key markets such as Australia, Poland, the UK, and Cayman Islands while the decrease from the same period in the prior year was due primarily to sales into the Israeli market, which did not occur in the current period.

The Company’s Canadian medical cannabis net revenue increased to $25.8 million in Q2 2023 (Q1 2023 - $23.4 million; Q2 2022 - $26.0 million). Much of the sequential growth in revenue was driven by a one-time benefit from Q1 2023 for product that was shipped however in transit at September 30, 2022. The revenue was recognized in Q2 2023 when the product was received by the customer. However, normalizing for this adjustment, Canadian medical still experienced a 3% increase, a consistent performance that was important as most of the cost reductions focused on this segment during Q2 2023. The Company has repositioned its Canadian medical cannabis business to focus on insured patient groups who exhibit lower price sensitivity, which provides more predictable revenue at higher gross margins than most other patient groups. Insured patient groups represented approximately 80% of the Company’s Q2 2023 Canadian medical cannabis net revenues (Q1 2023 - 80%; Q2 2022 - 73%).

Aurora’s Canadian consumer business is continuing to stabilize despite the ongoing macro challenges of the market, including significant industry-wide excess inventory and increased pressure on older SKUs, which together have resulted in price compression. Aurora has focused on leveraging its science-driven cultivation advantages and high incremental contribution margins in order to reach our goal of maximizing gross margins and progressing to profitability. By centralizing the Company’s low-cost production facilities, introducing Aurora bred cultivars that have robust THC and terpene profiles, with significantly higher yields and resultant lower per unit costs, and selectively entering categories that have higher margins leveraging the scale advantages of producing and selling into multiple cannabis markets, Aurora has generated a cost and margin advantage. During Q1 2023, the Company closed the acquisition of TerraFarma Inc.(the parent company of Thrive Cannabis) (“Thrive”), an ultra-premium producer and brand (“Greybeard”). As planned, the transaction is accelerating the repositioning of the Company’s consumer business to a more focused and profitable segment.

In Q2 2023, consumer cannabis net revenue was $14.6 million (Q1 2023 - $13.7 million, Q2 2022 - $14.4 million4). Sequentially, the increase in consumer cannabis net revenue was due mainly to higher sales of value brands as the Company adapts to changes in consumer demand impacted by the current economic environment.

Overall, gross margin before fair value adjustments on cannabis net revenue was 3% in Q2 2023 as compared to 3% in Q1 2023 and (18)% in Q2 2022 and includes $16.0 million in inventory net impairment provisions and destruction (Q1 2023 - $25.1 million, Q2 2022 - $31.6 million) due primarily to overall lower net selling prices on flower from channel and brand mix. Included in Q2 2023 cannabis gross margin before fair value adjustments are also $4.6 million (Q1 2023 - $4.7 million, Q2 2022 - $11.5 million) of depreciation charges in cost of sales.

Excluding the impact of the non-core bulk wholesales, adjusted gross margin before fair value adjustments on cannabis net revenue for Q2 2023 remained strong and well above the industry average, at 49% compared to 54% in Q1 2023 and 54% in Q2 2022. The sequential decrease in adjusted gross margin before fair value adjustments mainly results from higher sales of value brand flower in the Canadian consumer channel and bulk sales to certain international markets.

2 Net revenue is a Non-GAAP Measure and is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the “Cost of Sales and Gross Margin” section for a reconciliation to IFRS equivalent.

3 Gross margin before fair value adjustments is a Non-GAAP Measure and is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the “Adjusted Gross Margin” section for a reconciliation to IFRS equivalent.

4 Recasted to conform to current period presentation.

5	| AURORA CANNABIS INC. Q2 2023

SG&A Update

SG&A and research and development (“R&D”) expense was $41.6 million in Q2 2023 (Q1 2023 - $43.8 million, Q2 2022 - $44.6 million) which includes $14.0 million of business transformation, non-recurring and out of period costs5 (Q1 2023 - $10.7 million7, Q2 2022 - $3.7 million), and $0.9 million in market development costs (Q1 2023 - $1.1 million, Q2 2022 - $1.6 million7).

Excluding the non-routine items noted above, Adjusted SG&A and R&D6 continued to be well controlled and declining at $26.6 million during Q2 2023 (Q1 20237 - $32.1 million, Q2 20227 - $39.3 million) delivering the Company’s commitment to reduce SG&A below $30 million as we exited December 2022.

Capital Expenditures Update

Aurora incurred approximately $3.5 million in capital expenditures for Q2 2023 (Q1 2023 - $5.5 million, Q2 2022 - $12.7 million), offset by cash from the disposal of property, plant and equipment of $14.7 million (Q1 2023 - $5.6 million, Q2 2022 - $1.2 million).

Net Loss and Adjusted EBITDA Update

Net loss for the three months ended December 31, 2022 was $67.2 million compared to $51.9 million in the prior quarter and $75.1 million for the same period in the prior year. The increase in net loss of $15.3 million from the prior quarter was primarily due to (i) an increase in gross loss of $14.5 million and (ii) an increase of $2.3 million in impairment of property, plant and equipment. This was mainly offset by (i) an increase of $9.5 million in other gains and (ii) a $7.1 million increase in foreign exchange gains. The decrease in net loss of $8.0 million from the same period in the prior year was primarily due to an increase in other income of $24.0 million primarily consisting of (i) an increase of $8.3 million in foreign exchange gains (ii) an increase of $6.8 million in other gains (iii) a decrease of $5.6 million in finance costs and (iv) a decrease of $2.0 million in impairment of property, plant and equipment and lower operating expenses of $5.9 million, partially offset by a lower gross profit of $21.8 million.

Aurora reported positive Adjusted EBITDA8 of $1.4 million in Q2 2023 (Q1 20237 - $7.4 million EBITDA loss, Q2 20227 - $7.1 million EBITDA loss). The increase in Adjusted EBITDA, as compared to the previous quarter and the same period in the prior year is primarily attributable to reductions in SG&A and, for the sequential comparative, due also to revenue growth across all markets.

Aurora has completed phase 3 of its previously announced strategic transformation plan. The achievement of the significant cost and expense reductions, at the same time as delivering sustainable revenue performance across all business units, resulted in positive Adjusted EBITDA during Q2 2023.

Liquidity Update

At December 31, 2022, the Company reported $323.7 million (Q1 2023 - $428.2 million, Q2 2022 - $383.8 million) of cash and cash equivalents, and $65.0 million (Q1 2023 - $59.0 million, Q2 2022 - $51.3 million) of restricted cash.

During Q2 2023, the Company utilized cash in the following categories:

•	Operations used net cash of $60.6 million, including working capital changes ($32.7 million excluding payments related to the business transformation and annual fees); and
•	Debt and lease obligation payments of $130.2 million.

As of February 8, 2023 the Company had approximately $245 million of cash on hand and approximately $65 million of restricted cash. The Company believes its cash on hand is sufficient to fund operations until the Company is cash flow positive. Additionally, the Company has access to the 2021 Shelf Prospectus, including the balance of US$134.4 million pursuant to the ATM Program.

[5]	Refer to Adjusted EBITDA section of this MD&A for definition of costs.
[6]	Adjusted SG&A and Adjusted R&D are non-GAAP measures and are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the “Operating Expenses” section for a reconciliation to IFRS equivalent.
[7]	Prior period comparatives were recast to include the adjustments for markets under development and business transformation costs to be comparable to the current period presentation (refer to “Adjusted EBITDA” section of this MD&A).
[8]	Adjusted EBITDA is a Non-GAAP Measure and is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the “Adjusted EBITDA” section for a reconciliation to IFRS equivalent.

6	| AURORA CANNABIS INC. Q2 2023

Condensed Statement of Comprehensive Loss

	Three months ended			Six months ended
($ thousands)	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Net revenue (1a)	$61,679	$49,263	$60,586	$110,942	$120,694
Gross profit (loss) before FV adjustments (1b)	$2,116	$1,439	($11,067)	$3,555	$15,678
Gross (loss) profit	($16,170)	($1,708)	$5,580	($17,878)	$31,028
Operating expenses	$55,426	$52,116	$61,373	$107,542	$126,196
Loss from operations	($71,596)	($53,824)	($55,793)	($125,420)	($95,168)
Other income (expense)	$4,315	($10,040)	($19,718)	($5,725)	$7,565
Net loss	($67,183)	($51,887)	($75,143)	($119,070)	($87,027)

(1)	These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the following sections for reconciliation of Non-GAAP Measures to the IFRS equivalent measure:
a.	Refer to the “Cost of Sales and Gross Margin” section for a reconciliation of net revenue to the IFRS equivalent.
b.	Refer to the “Adjusted Gross Margin” section for reconciliation to the IFRS equivalent..

Key Quarterly Financial and Operating Results

($ thousands, except Operational Results)	Q2 2023	Q2 2022	$ Change	% Change	Q1 2023	$ Change	% Change
Financial Results
Total net revenue (1)(2a)	$61,679	$60,586	$1,093	2%	$49,263	$12,416	25%
Medical cannabis net revenue (1)(2a)	$39,514	$45,748	($6,234)	(14%)	$31,565	$7,949	25%
Consumer cannabis net revenue (1)(2a)	$14,647	$14,374	$273	2%	$13,713	$934	7%
Adjusted gross margin before FV adjustments on
total net revenue (2b)	45%	53%	N/A	(8%)	50%	N/A	(5%)
Adjusted gross margin before FV adjustments on
core cannabis net revenue (2b)	49%	54%	N/A	(5%)	54%	N/A	(5%)
Adjusted gross margin before FV adjustments on
medical cannabis net revenue (2b)	61%	63%	N/A	(2%)	67%	N/A	(6%)
Adjusted gross margin before FV adjustments on
consumer cannabis net revenue (2b)	20%	23%	N/A	(3%)	25%	N/A	(5%)
Adjusted SG&A expense(2d)	$25,428	$37,715	($12,287)	(33%)	$30,642	($5,214)	(17%)
Adjusted R&D expense(2d)	$1,217	$1,625	($408)	(25%)	$1,417	($200)	(14%)
Adjusted EBITDA (2c)(5)	$1,428	($7,110)	$8,538	120%	($7,363)	$8,791	119%
Balance Sheet
Working capital (2e)	$409,729	$481,574	($71,845)	(15%)	$514,193	($104,464)	(20)%
Cannabis inventory and biological assets (3)	$93,675	$139,625	($45,950)	(33%)	$121,776	($28,101)	(23)%
Total assets	$1,023,835	$2,485,384	($1,461,549)	(59%)	$1,169,927	($146,092)	(12)%
Operational Results - Cannabis
Average net selling price of dried cannabis
excluding bulk sales (2f)	$4.79	$4.52	$0.27	6%	$5.32	($0.53)	(10)%
Kilograms sold (4)	15,269	13,043	2,226	17%	12,165	3,104	26%
(1)	Includes the impact of actual and expected product returns and price adjustments (Q2 2023 - $2.0 million; Q1 2023 - $0.7 million; Q2 2022 - $3.7 million).
(2)	These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the following sections for reconciliation of Non-GAAP Measures to the IFRS equivalent measure:
a.	Refer to the “Revenue” and “Cost of Sales and Gross Margin” section for a reconciliation of cannabis net revenue to the IFRS equivalent.
b.	Refer to the “Adjusted Gross Margin” section for reconciliation to the IFRS equivalent.
c.	Refer to the “Adjusted EBITDA” section for reconciliation to the IFRS equivalent.
d.	Refer to the “Operating Expenses” section for reconciliation to the IFRS equivalent.
e.	“Working capital” is defined as Current Assets less Current Liabilities as reported on the Company’s Consolidated Statements of Financial Position.
f.	Net selling price of dried cannabis excluding bulk sales is comprised of revenue from dried cannabis excluding bulk sales (Q2 2023 - $41.5 million; Q1 2023 - $33.7 million; Q2 2022 - $50.2 million) less excise taxes on dried cannabis revenue excluding bulk sales (Q2 2023 - $5.7 million; Q1 2023 - $4.4 million; Q2 2022 - $6.8 million).
(3)	Represents total biological assets and inventory, exclusive of merchandise, accessories, supplies, consumables and plant propagation biological assets.
(4)	The kilograms sold is offset by the grams returned during the period.

7	| AURORA CANNABIS INC. Q2 2023

Key Developments During and Subsequent to the Three Months Ended December 31, 2022
Financing Activities

Convertible Debt Buy Back

During the three months ended December 31, 2022, the Company repurchased a total of $135.0 million (US $99.0 million) in principal amount of convertible senior notes due 2024 (“Senior Notes”) for $128.7 million (US $94.4 million), plus accrued interest. Aurora may, from time to time and subject to market conditions, repurchase its convertible notes, including in open market purchases and privately negotiated transactions.

ATM Program

During the three months ended December 31, 2022, the Company issued 39,500,341 common shares under the ATM Program for net proceeds of $68.8 million (US $49.7 million).

Operational Updates

Aurora has completed phase 3 of its previously announced strategic transformation plan. The achievement of the significant cost and expense reductions as part of phase 3 of the program resulted in positive Adjusted EBITDA during Q2 2023.

Financial Review

Net Revenue

The Company primarily operates in the cannabis market. The table below outlines the revenue attributed to medical, consumer and bulk sales channels for the three and six months ended December 31, 2022 and the comparative periods.

	Three months ended			Six months ended
($ thousands)	December 31, 2022	September 30, 2022	December 31, 2021(3)	December 31, 2022	December 31, 2021(3)
Medical cannabis net revenue(1)
Canadian medical cannabis net revenue	25,752	23,398	25,977	49,150	51,070
International medical cannabis revenue	13,762	8,167	22,146	21,929	38,037
International medical cannabis revenue provisions	—	—	(2,375)	—	(2,375)
Total international medical cannabis net revenue	13,762	8,167	19,771	21,929	35,662
Total medical cannabis net revenue	39,514	31,565	45,748	71,079	86,732
Consumer cannabis net revenue(1)
Consumer cannabis net revenue	16,652	14,425	15,664	31,077	35,517
Consumer cannabis net revenue provisions	(2,005)	(712)	(1,290)	(2,717)	(2,019)
Total consumer cannabis net revenue	14,647	13,713	14,374	28,360	33,498
Wholesale bulk cannabis net revenue(1)
Core wholesale bulk cannabis net revenue	664	—	—	664	—
Non-core wholesale bulk cannabis net revenue	224	688	464	912	464
Wholesale bulk cannabis net revenue	888	688	464	1,576	464

Total cannabis net revenue	55,049	45,966	60,586	101,015	120,694
		—	—	—	—
Plant propagation revenue12)	6,630	3,297	—	9,927	—
Total net revenue	61,679	49,263	60,586	110,942	120,694

(1)	Net revenue is a Non-GAAP Measure and is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the “Cost of Sales and Gross Margin” section of this MD&A for a reconciliation to IFRS equivalent.
(2)	Comprised of revenue from Bevo. Revenue for Q1 2023 reflects the period from August 26, 2022 to September 30, 2022.
(3)	Prior year comparatives have been recast to conform to the current period’s presentation.

Medical Cannabis Net Revenue

During the three months ended December 31, 2022, medical cannabis net revenue increased by $7.9 million or 25%, as compared to the prior quarter. The increase was primarily attributable to growth into international export markets such as Australia, Poland, the UK, and Cayman Islands, demonstrating the Company’s ability to navigate complex import/export licensing requirements to participate in these high-growth markets.

8	| AURORA CANNABIS INC. Q2 2023

For the three and six months ended December 31, 2022, medical cannabis net revenue decreased by $6.2 million and $15.7 million, respectively, as compared to the same period in the prior year. The decreases are primarily attributable to sales into the Israeli markets in the prior year.

Consumer Cannabis Net Revenue

During the three months ended December 31, 2022, the Company’s consumer cannabis net revenue increased by $0.9 million and $0.3 million as compared to the prior quarter and the same period in the prior year, respectively. The increases were primarily due to higher sales of value brands as the Company adapts to changes in consumer demand impacted by the current economic environment.

For the six months ended December 31, 2022, consumer cannabis net revenue decreased by $5.1 million as compared to the same period in the prior year. The decrease is primarily attributable a reduction in the volumes sold of discount, low-margin brands, and partially replaced with premium higher-margin brands, as well as ordering disruptions that occurred in Q1 2023 from a cyberattack at the Ontario Cannabis Store and store closures due to an employee strike impacting provincial cannabis stores in BC.

Wholesale Bulk Cannabis Net Revenue

During three months ended December 31, 2022, the Company sold $0.7 million of high-quality bulk cannabis to other licensed producers which reflects the Company’s continued breeding and cultivation excellence, into the previously announced “core bulk cannabis” segment of the wholesale bulk cannabis channel.

While the Company continues to opportunistically sell previous excess aged lower potency bulk cannabis into the “non-core bulk cannabis” segment of the wholesale bulk cannabis channel, it is expected that these sales would continue to be insignificant as the Company’s production footprint rationalization was completed in Q1 2023, and with current production aligned with current sales demand.

Plant Propagation Revenue

During the three months ended December 31, 2022, the Company’s plant propagation revenue was comprised wholly from the Bevo business, contributing $6.6 million of revenue and represents an increase of $3.3 million from the prior quarter, which represented the truncated period from the date of closing of Aurora’s investment in Bevo on August 25, 2022. Bevo’s business is reasonably predictable with customer orders known well in advance of planting dates, and in many instances requiring customer deposits prior to planting coupled with many long tenured customer relationships. However, Bevo’s business does exhibit operational seasonality, with the months of January to June representing the busiest operational and financial period for Bevo with July to December being less operationally intensive.

Cost of Sales and Gross Margin

	Three months ended			Six months ended
($ thousands)	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Revenue from sale of goods	69,165	55,373	68,417	124,538	137,894
Revenue from provision of services	513	362	543	875	992
Excise taxes	(7,999)	(6,472)	(8,374)	(14,471)	(18,192)
Net revenue (1)	61,679	49,263	60,586	110,942	120,694
Cost of sales	(59,563)	(47,824)	(71,653)	(107,387)	(105,016)
Gross profit before FV adjustments (1)	2,116	1,439	(11,067)	3,555	15,678
Changes in fair value of inventory
sold	(24,586)	(24,263)	(25,304)	(48,849)	(37,946)
Unrealized gain on changes in fair value
of biological assets	6,300	21,116	41,951	27,416	53,296
Gross profit (loss)	(16,170)	(1,708)	5,580	(17,878)	31,028
Gross margin	(26%)	(3%)	9%	(16%)	26%

(1)	These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.

During the three months ended December 31, 2022, gross loss increased by $14.5 million as compared to the prior quarter. The increase in gross loss was primarily driven by lower volumes harvested and reductions to the fair value of biological assets from site shutdowns. The increase was partially offset with higher volumes of cannabis sold, and increases to fair value on plant propagation biological assets as the plant propagation business begins ramping up production in advance of its busy season.

During the three and six months ended December 31, 2022, gross profit decreased by $21.8 million and $48.9 million as compared to the same periods in the prior year, respectively. The decreases are primarily driven by lower volumes harvested and reductions to fair value of biological assets from site shutdowns. The decrease was partially offset with fair value gains on its plant propagation business, Bevo, which was acquired by the Company on August 25, 2022.

9	| AURORA CANNABIS INC. Q2 2023

Adjusted Gross Margin - Q2 2023

The table below outlines adjusted gross profit and margin before fair value adjustments for the indicated three month periods.

($ thousands)	Medical Cannabis	Consumer Cannabis	Core Wholesale Bulk Cannabis	Total Core Cannabis	Non-Core Wholesale Bulk Cannabis	Plant Propagation	Total
Three months ended December 31, 2022
Gross revenue	42,340	19,820	664	62,824	224	6,630	69,678
Excise taxes	(2,826)	(5,173)	—	(7,999)	—	—	(7,999)
Net revenue (1)	39,514	14,647	664	54,825	224	6,630	61,679
Cost of sales	(26,380)	(22,673)	(1,013)	(50,066)	(1,417)	(8,080)	(59,563)
Gross profit (loss) before FV adjustments	13,134	(8,026)	(349)	4,759	(1,193)	(1,450)	2,116
Depreciation	2,055	1,560	68	3,683	95	843	4,621
Inventory impairment, non- recurring, business transformation, and market development costs included in cost of sales (2)(3)(4)(5)	8,855	9,370	436	18,661	609	1,578	20,848
Adjusted gross profit (loss)
before FV adjustments (1)	24,044	2,904	155	27,103	(489)	971	27,585
Adjusted gross margin before
FV adjustments (1)	61%	20%	23%	49%	(218%)	15%	45%
Three months ended September 30, 2022
Gross revenue	34,452	17,298	—	51,750	688	3,297	55,735
Excise taxes	(2,887)	(3,585)	—	(6,472)	—	—	(6,472)
Net revenue(1)	31,565	13,713	—	45,278	688	3,297	49,263
Non-recurring revenue
adjustments (4)	—	(752)		(752)	—	—	(752)
Adjusted net revenue	31,565	12,961	—	44,526	688	3,297	48,511
Cost of sales	(21,439)	(20,869)	—	(42,308)	(2,291)	(3,225)	(47,824)
Gross profit (loss) before FV
adjustments	10,126	(7,908)	—	2,218	(1,603)	72	687
Depreciation	2,093	1,936	—	4,029	190	443	4,662
Inventory impairment and non-
recurring, included in cost of sales
(2)(4)	8,772	9,151	—	17,923	1,141	—	19,064
Adjusted gross profit (loss)
before FV adjustments (1)	20,991	3,179	—	24,170	(272)	515	24,413
Adjusted gross margin before
FV adjustments (1)	67%	25%	— %	54%	(40%)	16%	50%
Three months ended December 31, 2021 (6)
Gross revenue	48,716	19,780	—	68,496	464	—	68,960
Excise taxes	(2,968)	(5,406)	—	(8,374)	—	—	(8,374)
Net revenue(1)	45,748	14,374	—	60,122	464	—	60,586
Cost of sales	(35,738)	(34,951)	—	(70,689)	(964)	—	(71,653)
Gross profit (loss) before FV
adjustments	10,010	(20,577)	—	(10,567)	(500)	—	(11,067)
Depreciation	6,772	4,468	—	11,240	277	—	11,517
Inventory impairment included in
cost of sales (2)	12,159	19,398	—	31,557	—	—	31,557
Adjusted gross profit (loss)
before FV adjustments (1)	28,941	3,289	—	32,230	(223)	—	32,007
Adjusted gross margin before
FV adjustments (1)	63%	23%	— %	54%	(48%)	— %	53%

(1) These terms are Non-GAAP Measures and are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.

10	| AURORA CANNABIS INC. Q2 2023

(2)	Inventory impairment includes inventory write-downs due to lower of cost or net realizable value adjustments, obsolescence provision adjustments, and inventory destruction.
(3)	Markets under development represents the adjustment for business operations focused on developing international markets prior to commercialization.
(4)	Non-recurring items includes one-time excise tax refunds, inventory count adjustments resulting from facility shutdowns and inter-site transfers, and abnormal spikes to utilities costs on its plant propagation business.
(5)	Business transformation includes costs in connection with the re-purposing of the Company’s Sky facility.
(6)	Prior year comparatives have been recast to conform to the current period’s presentation.

Medical Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on medical cannabis net revenue was 61% for the three months ended December 31, 2022 as compared to 67% in the prior quarter and 63% for same period of the prior year. The decrease is primarily driven by higher sales into certain international export markets, which yield a slightly lower adjusted gross margin, but still contributing strong positive adjusted gross profits.

Consumer Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on consumer cannabis net revenue was 20% for the three months ended December 31, 2022, compared to 25% in the prior quarter and 23% in the comparable prior year period. The decrease is primarily driven by higher sales of the value brands.

Wholesale Bulk Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on core wholesale bulk cannabis net revenue was 23% for the three months ended December 31, 2022, which reflects the Company’s continued breeding and cultivation excellence of high-quality cultivars.

Adjusted gross margin before fair value adjustments on non-core wholesale bulk cannabis net revenue was negative 218% for the three months ended December 31, 2022, compared to negative 40% in the prior quarter and negative 48% for the same period of the prior year. Non-core wholesale bulk cannabis margins reflects the margins earned on the clear out of primarily aged and low potency cannabis at steep discounts.

Plant Propagation Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on plant propagation revenue was 15% for the Q2 2023 period as compared to 16% in the prior quarter. Due to seasonality of the vegetable and ornamental plant industry, it is expected that there would be an increase in production activity through the winter months as the business prepares for sales in the spring and summer seasons.

11	| AURORA CANNABIS INC. Q2 2023

Adjusted Gross Margin - Q2 2023 YTD

The table below outlines adjusted gross profit and margin before fair value adjustments for the years ended:

($ thousands)	Medical Cannabis	Consumer Cannabis	Core Wholesale Bulk Cannabis	Core Cannabis	Non-Core Wholesale Bulk Cannabis	Plant Propagation	Total
Six months ended December 31, 2022
Gross revenue	76,792	37,118	664	114,574	912	9,927	125,413
Excise taxes	(5,713)	(8,758)	—	(14,471)	—	—	(14,471)
Net revenue (1)	71,079	28,360	664	100,103	912	9,927	110,942
Non-recurring revenue adjustments (4)	—	(752)	—	(752)	—	—	(752)
Adjusted net revenue	71,079	27,608	664	99,351	912	9,927	110,190
Cost of sales	(47,819)	(43,542)	(1,013)	(92,374)	(3,708)	(11,305)	(107,387)
Gross profit (loss) before FV adjustments (1)	23,260	(15,934)	(349)	6,977	(2,796)	(1,378)	2,803
Depreciation	4,148	3,496	68	7,712	285	1,286	9,283
Inventory impairment, non-recurring, business transformation, and market development costs included in cost of sales (2)(4)(5)(6)	17,627	18,521	436	36,584	1,750	1,578	39,912
Adjusted gross profit (loss) before
FV adjustments (1)	45,035	6,083	155	51,273	(761)	1,486	51,998
Adjusted gross margin before FV
adjustments (1)	63%	22%	23%	52%	(83%)	15%	47%
Six months ended December 31, 2021 (7)
Gross revenue	92,626	45,796	—	138,422	464	—	138,886
Excise taxes	(5,894)	(12,298)	—	(18,192)	—		(18,192)
Net revenue (1)	86,732	33,498	—	120,230	464	—	120,694
Cost of sales	(53,548)	(50,504)	—	(104,052)	(964)		(105,016)
Gross profit (loss) before FV
adjustments (1)	33,184	(17,006)	—	16,178	(500)	—	15,678
Depreciation	11,197	9,303	—	20,500	277	—	20,777
Inventory impairment, non-recurring, and out-of-period adjustments in cost of sales (2)(5)	10,994	17,045	—	28,039	—	—	28,039
Adjusted gross (loss) profit before
FV adjustments (1)	55,375	9,342	—	64,717	(223)	—	64,494
Adjusted gross margin before FV
adjustments (1)	64%	28%	— %	54%	(48%)	— %	53%
(1)	These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)	Inventory impairment includes inventory write-downs due to lower of cost or net realizable value adjustments, obsolescence provision adjustments, and inventory destruction.
(3)	Markets under development represents the adjustment for business operations focused on developing international markets prior to commercialization.
(4)	Non-recurring items includes one-time excise tax refunds, inventory count adjustments resulting from facility shutdowns and inter-site transfers, and abnormal spikes to utilities costs on its plant propagation business.
(5)	Out-of-period adjustments includes adjustments related to prior year bonus accruals.
(6)	Business transformation includes costs in connection with the re-purpose of the Company’s Sky facility.
(7)	Prior year comparatives have been recast to conform to the current period’s presentation.

Medical Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on medical cannabis net revenue was 63% for the six months ended December 31, 2022 as compared to 64% for the prior year. The slight decrease is primarily driven by higher sales into certain international export markets, which yield a slightly lower adjusted gross margin, however still contribute strong positive adjusted gross profits.

12	| AURORA CANNABIS INC. Q2 2023

Consumer Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on consumer cannabis net revenue decreased to 22% for the six months ended December 31, 2022 as compared to 28% for the prior year, which was primarily a result of: (i) increased sales volumes of value brands in certain product category segments, and (ii) a higher cost per gram of dried flower as the Company transitions to a reduced cultivation footprint.

Wholesale Bulk Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on core wholesale bulk cannabis net revenue was 23% for the six months ended December 31, 2022, which reflects the Company’s continued breeding and cultivation excellence of high-quality cultivars.

Adjusted gross margin before fair value adjustments on non-core wholesale bulk cannabis net revenue was negative 83% for the six months ended December 31, 2022, compared to negative 48% in the prior year. Non-core wholesale bulk cannabis margins reflects the margins earned on the clear out of primarily aged and low potency cannabis at steep discounts.

Plant Propagation Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on plant propagation revenue was 15% for the six months ended December 31, 2022, which is a truncated period due to Aurora’s investment in the Bevo business on August 25, 2022. Due to seasonality of the vegetable and ornamental plant industry, it is expected that there would be an increase in production activity through the winter months as the business prepares for sales in the spring and summer seasons.

Operating Expenses

	Three months ended			Six months ended
($ thousands)	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021(1)
General and administration	27,112	29,373	28,698	56,485	59,003
Sales and marketing	13,174	12,807	14,263	25,981	29,718
Acquisition costs	3,028	1,914	209	4,942	384
Research and development	1,287	1,603	1,625	2,890	5,296
Depreciation and amortization	6,544	3,556	12,678	10,100	25,048
Share-based compensation	4,281	2,863	3,900	7,144	6,747
Total operating expenses	55,426	52,116	61,373	107,542	126,196

General and administration (“G&A”)

During the three months ended December 31, 2022, G&A expense decreased by $2.3 million and $1.6 million as compared to the prior quarter and to the same period in the prior year, respectively. Included in Q2 2023 G&A expense is $9.0 million in business transformation costs (Q1 2023 - $8.6 million1, Q2 2022 - $2.2 million), $2.2 million of non-recurring costs (Q1 2023 - $1.1 million; Q2 2022 - nil), $0.2 million from out-of- period adjustments (Q1 2023 - $0.5 million; Q2 2022 - $1.2 million), and $0.9 million in market development costs (Q1 2023 - $1.0 million; Q2 2022 - $1.6 million1). Excluding these impacts, G&A expense for the three months ended December 31, 2022, September 30, 2022 and December 31, 2021 would have been $14.8 million, $18.1 million1, and $23.7 million1, respectively. The decrease of $3.4 million and $8.9 million as compared to Q1 2023 and Q2 2022, respectively, relates primarily to reductions in corporate headcount and corporate overhead in connection with our previously announced business transformation plans.

During the six months ended December 31, 2022, G&A expense decreased by $2.5 million as compared to the prior year. Included in the six months ended December 31, 2022 G&A expense is $17.6 million in business transformation costs (six months ended December 31, 2021 - $2.7 million), $3.3 million of non-recurring costs (six months ended December 31, 2021 - nil), $0.7 million from out-of-period adjustments (six months ended December 31, 2021 - $5.5 million), and $2.0 million in market development costs (six months ended December 31, 2021 - $2.6 million1). Excluding these impacts, G&A expense for the six months ended December 31, 2022 would have been $32.9 million as compared to $48.2 million1 in the prior year. The decrease of $15.3 million relates primarily to reductions in corporate headcount and corporate overhead in connection with its previously announced business transformation plans.

Sales and marketing (“S&M”)

During the three months ended December 31, 2022, S&M expense increased by $0.4 million and decreased by $1.1 million as compared to the prior quarter and to the same period in the prior year, respectively. Included in S&M expense for the three months ended December 31, 2022 is $2.2 million in business transformation costs (Q1 2023 - $0.3 million1, Q2 2022 - $0.2 million) and $0.3 million in out-of-period adjustments (Q1 2023 - nil; Q2 2022 - nil). Excluding these impacts, S&M expense for the three months ended December 31, 2022, September 30, 2022 and December 31, 2021 would have been $10.7 million, $12.5 million1 and $14.0 million, respectively. The decrease of $1.8 million and $3.4 million as compared to Q1 2023 and Q2 2022, respectively, relates primarily to reductions in sales and market development headcount and medical aggregator costs.

[1]	Recasted to be comparable to the current period presentation

13	| AURORA CANNABIS INC. Q2 2023

During the six months ended December 31, 2022, S&M expense decreased by $3.7 million as compared to the prior year. Included in the six months ended December 31, 2022 S&M expense is $2.5 million in business transformation costs (six months ended December 31, 2021 - $0.2 million) and $0.3 million from out-of-period adjustments (six months ended December 31, 2021 - $0.6 million). Excluding these impacts, S&M expense for the six months ended December 31, 2022 would have been $23.2 million as compared to $28.8 million in the prior year. The decrease of $5.6 million relates primarily to reductions in sales and market development headcount and medical aggregator costs.

Research and development (“R&D”)

During the three months ended December 31, 2022, R&D expenses decreased by $0.3 million and $0.3 million as compared to the prior quarter and to the same period in the prior year, respectively. The decreases from both comparative periods relate primarily to reductions in research and development headcount.

During the six months ended December 31, 2022, R&D expenses decreased by $2.4 million as compared to the prior year. The decrease is due primarily to headcount reductions.

Depreciation and amortization

During the three months ended December 31, 2022 depreciation and amortization expense increased by $3.0 million and decreased by $6.1 million as compared to the prior quarter and the same period in the prior year, respectively. The increase from the prior quarter is primarily as a result of the acquisition of Bevo on August 25, 2022. The decrease from the same period in the prior year is due to facility disposals and asset impairment charges previously recognized.

During the six months ended December 31, 2022 depreciation and amortization expense decreased by $14.9 million as compared to the prior year. This decrease is primarily due to facility disposals and asset impairment charges previously recognized.

Share-based compensation

During the three months ended December 31, 2022, share-based compensation expense increased by $1.4 million and $0.4 million compared to the prior quarter and the same period in the prior year, respectively. The increases are due to additional stock-based awards granted.

During the six months ended December 31, 2022, share-based compensation expense remained relatively consistent as compared to the prior year.

Other income (expense)

For the three months ended December 31, 2022, other income (expense) was $4.3 million and consisted mainly of: (i) $7.8 million in other gains, and (ii) $5.9 million in foreign exchange gains, and (iii) $4.2 million in interest income. This was partially offset by (i) $10.3 million in finance costs and (ii) $2.3 million in impairment of property, plant and equipment.

During the six months ended December 31, 2022 other income (expense) was $(5.7) million and consisted mainly of: (i) $20.8 million in finance costs; (ii) $2.3 million in impairment of property, plant and equipment; and (iii) $1.4 million in legal settlement costs. This was partially offset by (i) $8.3 million in interest income; (ii) $6.1 million in other gains; and (iii) $4.7 million in foreign exchange gains.

Net Loss

Net loss for the three months ended December 31, 2022 was $67.2 million compared to $51.9 million in the prior quarter and $75.1 million for the same period in the prior year. The increase in net loss of $15.3 million from the prior quarter was primarily due to (i) an increase in gross loss of $14.5 million and (ii) an increase of $2.3 million in impairment of property, plant and equipment. This was mainly offset by (i) an increase of $9.5 million in other gains and (ii) a $7.1 million increase in foreign exchange gains. The decrease in net loss of $8.0 million from the same period in the prior year was primarily due to an increase in other income of $24.0 million primarily consisting of (i) an increase of $8.3 million in foreign exchange gains (ii) an increase of $6.8 million in other gains (iii) a decrease of $5.6 million in finance costs and (iv) a decrease of $2.0 million in impairment of property, plant and equipment and lower operating expenses of $5.9 million, partially offset by a lower gross profit of $21.8 million.

Net loss during the six months ended December 31, 2022 was $119.1 million compared to $87.0 million in the prior year. The increase in net loss of $32.0 million was primarily due to a $48.9 million decrease in gross profit. This decrease in gross profit was partially offset by a $18.7 million decrease in operating costs mainly related of (i) a $14.9 million decrease in depreciation and amortization; (ii) a $3.7 million decrease in sales and marketing expenses; and (iii) a $2.5 million decrease in general and administration expenses.

14	| AURORA CANNABIS INC. Q2 2023

Adjusted EBITDA

The following is the Company’s adjusted EBITDA:

	Three months ended			Six months ended
($ thousands)	December 31, 2022	September 30, 2022(5)	December 31, 2021(5)	December 31, 2022(5)	December 31, 2021 (5)
Net loss from continuing operations	(67,183)	(51,887)	(75,143)	(119,070)	(87,027)
Income tax expense (recovery)	(98)	(11,977)	(368)	(12,075)	(576)
Other income (expense)	(4,315)	10,040	19,718	5,725	(7,565)
Share-based compensation	4,281	2,863	3,900	7,144	6,747
Depreciation and amortization	11,165	8,218	24,195	19,383	45,825
Acquisition costs	3,028	1,914	209	4,942	384
Inventory and biological assets fair value and
impairment adjustments	34,265	28,284	14,910	62,549	11,399
Business transformation related charges (1)	11,893	9,056	2,482	20,949	2,954
Out-of-period adjustments (2)	516	467	1,174	983	5,872
Non-recurring items (3)	6,803	(5,404)	223	1,399	223
Markets under development (4)	1,073	1,063	1,590	2,136	2,658
Adjusted EBITDA (5)	1,428	(7,363)	(7,110)	(5,935)	(19,106)

(1)	Business transformation related charges includes costs related to closed facilities, certain IT project costs, costs associated with the repurposing of Sky, severance and retention costs in connection with the business transformation plan, costs associated with the retention of certain medical aggregators, and payroll costs exited prior to the end of Q2 2023 associated with the medical cannabis business.
(2)	Out-of-period adjustments reflect adjustments to net loss for the financial impact of transactions recorded in the current period that relate to prior periods.
(3)	Non-recurring items includes one-time excise tax refunds, non-core adjusted wholesale bulk margins, inventory count adjustments resulting from facility shutdowns and inter-site transfers, litigation and non-recurring project costs, an abnormal mildew issue on certain cultivation lots, additional expenses associated with the change in fiscal year end to March 31, 2023, and temporary abnormal utilities costs within the plant propagation business.
(4)	Markets under development represents the adjustment for business operations focused on developing international markets prior to commercialization.
(5)	Adjusted EBITDA is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of the MD&A. Prior period comparatives were recast to include the adjustments for markets under development and business transformation costs to be comparable to the current period presentation.

Adjusted EBITDA improved by $8.8 million, or 119%, for the three months ended December 31, 2022, as compared to the prior quarter. The improvement is attributable to reductions in SG&A and R&D expenses of $5.4 million and a $3.2 million increase in adjusted gross profit before fair value adjustments.

Adjusted EBITDA improved by $8.5 million, or 120%, and $13.2 million, or 69%, for the three and six months ended December 31, 2022, respectively, as compared to the same periods in the prior year. The improvements are primarily attributable to reductions in SG&A and R&D expenses.

Liquidity and Capital Resources

($ thousands)	December 31, 2022	June 30, 2022
Cash and cash equivalents	258,709	437,807
Restricted cash	64,991	50,972
Marketable securities	188	1,331
Working capital (1)	409,729	614,264
Total assets	1,023,835	1,084,356
Total non-current liabilities	295,789	291,145
Capitalization
Convertible notes	130,993	226,504
Loans and borrowings	44,542	—
Lease liabilities	50,544	42,987
Total debt	226,079	269,491
Total equity	594,984	662,354
Total capitalization	821,063	931,845
[1]	Working Capital is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.

During the three and six months ended December 31, 2022, the Company primarily financed its operations, capital expenditures and growth initiatives through the generation of net revenue, working capital, and cash on hand. For more information on key cash flows related to operations, investing and financing activities during the quarter, refer to the “Cash Flow Highlights” discussion below.

The Company’s objective when managing its liquidity and capital resources is to maintain sufficient liquidity to support financial obligations when they come due, while executing operating and strategic plans. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. Our ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some of which are beyond our control. Our primary short-term liquidity needs are to fund our net operating losses and capital expenditures to maintain existing facilities, and lease payments. Our medium-term liquidity needs primarily relate to debt repayments and lease payments. Our long-term liquidity needs primarily relate to potential strategic plans.

15	| AURORA CANNABIS INC. Q2 2023

As of December 31, 2022, the Company has access to the following capital resources available to fund operations and obligations:

•	$258.7 million cash and cash equivalents; and
•	Access to the 2021 Shelf Prospectus filed on March 30, 2021 (the “2021 Shelf Prospectus”). The 2021 Shelf Prospectus and the corresponding 2021 Registration Statement filed with the SEC in the U.S. allow the Company to make offerings of up to US$1.0 billion in Common Shares, warrants, options, subscription receipts, debt securities or any combination thereof during the 25-month period that the 2021 Shelf Prospectus remains effective. The 2021 Shelf Prospectus shall remain effective until April 2023, at which time the Company expects to file a new shelf prospectus and corresponding registration statements as required. As of December 31, 2022, the Company has access to the 2021 Shelf Prospectus, including the balance of US$134.4 million pursuant to the ATM Program. Volatility in the cannabis industry, stock market and the Company’s share price may impact the amount and our ability to raise financing under the 2021 Shelf Prospectus.

Based on all of the aforementioned factors, the Company believes that its reduction of operating costs, current liquidity position, and access to the 2021 Shelf Prospectus are adequate to fund operating activities and cash commitments for investing and financing activities for the foreseeable future.

Credit Facility

On August 25, 2022, through the acquisition of Bevo, the Company acquired term loans under Bevo’s credit facility (the “Credit Agreement”).

The term loans consist of the following access to funds under the credit facility:

i.	a $47.8 million term loan (“Term Loan”); and
ii.	a $8.0 million revolving line of credit (“Revolver”)

Under the terms of the Credit Agreement, the Company is subject to certain customary financial and non-financial covenants and restrictions. In addition, the Credit Agreement is secured by a first-ranking security interest over substantially all the property of Bevo Farms Ltd. and its subsidiaries. As at December 31, 2022, the Company was in compliance with all covenants relating to the Credit Agreement.

Term loan

As at December 31, 2022, advances under the Term Loan were made in two tranches, with interest payments based on prime rate plus a margin. As at December 31, 2022, the borrowing rate was 4.905%. Each tranche is scheduled to mature on January 21, 2025. Any remaining principal balance will be due at maturity.

Details regarding the tranches are further discussed below:

i.	Tranche A provided available borrowings of $33.7 million by a way of a single advance. Under the Credit Agreement, Interest is due monthly and the principal balance is repayable in equal quarterly installments of 1/60th of the amount borrowed. An additional $1.1 million was added to the loan balance when the credit agreement was revised in June 2021. As at December 31, 2022, $27.5 million of Tranche A remains unpaid and total interest accrued and paid during the period ended December 31, 2022 was $0.4 million.

ii.	Tranche B provided available borrowings of $13.0 million. Interest is due monthly, and the principal balance is repayable in equal quarterly installments of 1/60th of the amount beginning on the last day of each fiscal quarter commencing September 30, 2019. As at December 31, 2022, $10.6 million remains unpaid and total interest accrued and paid during the period ended December 31, 2022 was $0.2 million.

Revolver

The Revolver provided available aggregate borrowings of up to $8.0 million. Interest payments are based on prime plus a margin that ranges between 0.25% and 1.75%. As at December 31, 2022, $6.3 million was withdrawn from the revolver loan.

Total loans and borrowings principal repayments as at December 31, 2022 are as follows:

Next 12 months	$ 8,383
Over 1 year to 2 years	2,636
Over 2 years to 5 years	6,758
Over 5 years	26,765
Total long-term debt repayments	44,542

16	| AURORA CANNABIS INC. Q2 2023

Equity Financings

On March 30, 2021, the Company filed the 2021 Shelf Prospectus in Canada and a corresponding 2021 Registration Statement with the SEC in the U.S. The 2021 Shelf Prospectus and the 2021 Registration Statement allow the Company to make offerings of up to US$1.0 billion in Common Shares, warrants, options, subscription receipts, debt securities or any combination thereof during the 25-month period that the 2021 Shelf Prospectus remains effective. As of December 31, 2022, the Company has access to the 2021 Shelf Prospectus, including the balance of US$134.4 million pursuant to the ATM Program.

Cash Flow Highlights

The table below summarizes the Company’s cash flows for the three and six months ended December 31, 2022 and the comparative periods:

	Three months ended		Six months ended
	December 31,	December 31,	December 31,	December 31,
($ thousands)	2022	2021	2022	2021
Cash used in operating activities	(60,648)	(21,586)	(91,786)	(44,229)
Cash provided by (used in) provided by investing activities	14,503	(9,713)	(27,428)	(9,354)
Cash used in financing activities	(62,381)	(7,423)	(72,015)	(41,174)
Effect of foreign exchange	(2,043)	(1,665)	12,131	5,704
Decrease in cash and cash equivalents	(110,569)	(40,387)	(179,098)	(89,053)

Cash used in operating activities for the three months ended December 31, 2022 increased by $39.1 million, to $60.6 million in Q2 2023 from

$21.6 million in the same period in the previous year. This is mainly due to an increase in working capital requirements, payments made in Q2 2023 related to the business transformation of $15.5 million and annual payments of bonuses, business insurance premiums, and Health Canada permits of $12.4 million and $4.6 million received from CEWS in Q2 2022 . Excluding payments related to the business transformation and annual fees in Q2 2023, cash used in operations was $32.7 million.

Cash used in investing activities for the three months ended December 31, 2022 decreased by $24.2 million as compared to the same period in the prior year. The decrease was primarily due to higher disposals of property plant, and equipment and lower purchases of property plant and equipment, partially offset by higher deposits paid, as compared to the same period in the prior year.

Cash used in financing activities for the three months ended December 31, 2022 increased by $55.0 million as compared to the same period in the prior year. The increase was primarily due to the $128.7 million repayment of convertible debentures, partially offset by net proceeds of

$68.8 million received from the issuance of common shares during Q2 2023.

Cash used in operating activities for the six months ended December 31, 2022 increased by $47.6 million to $91.8 million from $44.2 million in the same period in the previous year. This is mainly due to an increase in working capital requirements and payments made during the six months ended December 31, 2022 related to the business transformation of $20.0 million and $10.6 million received from CEWS in the same period in the previous year. Excluding payments related to the business transformation in the six months ended December 31, 2022, cash used in operations was $71.8 million.

Cash used in investing activities for the six months ended December 31, 2022 increased by $18.1 million as compared to the same period in the prior year. The increase was primarily due to the acquisition of Bevo during Q1 2023, higher disposals of property plant, and equipment and lower purchases of property plant and equipment, as compared to the same period in the prior year.

Cash used in financing activities for the six months ended December 31, 2022 increased by $30.8 million as compared to the same period in the prior year. The increase was primarily due to the $128.7 million repayment of convertible debentures during Q2 2023, partially offset by net proceeds of $68.8 million received from the issuance of shares in Q2 2023 and $17.9 million less funds moved to restricted cash as compared to the same period in the prior year.

Capital Expenditures

During the three months ended December 31, 2022, capital expenditures including intangible assets was $3.0 million, offset by $14.7 million in proceeds from disposals.

17	| AURORA CANNABIS INC. Q2 2023

Contractual Obligations

As at December 31, 2022, the Company had the following contractual obligations:

($ thousands)	Total	≤ 1 year	Over 1 year to 3 years	Over 3 years to 5 years	> 5 years
Accounts payable and accrued liabilities	76,241	76,241	—	—	—
Convertible notes and interest (1)	161,150	8,188	152,962	—	—
Lease liabilities (2)	101,186	8,758	22,224	16,272	53,932
Loans and borrowings, principal repayment	44,542	8,383	2,636	6,758	26,765
Contingent consideration payable (3)	18,985	—	16,083	2,902	—
Capital commitments (4)	1,102	1,102	—	—	—
Business acquisition retention payments	3,808	3,808	—	—	—
Total contractual obligations	407,014	106,480	193,905	25,932	80,697

(1)	Assumes the remaining principal balance outstanding at December 31, 2022 remains unconverted and includes the estimated interest payable until the maturity date.
(2)	Includes interest payable until maturity date.
(3)	Payable in cash, shares, or a combination of both at Aurora’s sole discretion.
(4)	Relates to remaining commitments that the Company has made to vendors for equipment purchases and capital projects pertaining to existing construction.

Contingencies

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to take appropriate action with respect to any such legal actions, including by defending itself against such legal claims as necessary. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

On November 21, 2019, a purported class action proceeding was commenced in the United States District Court for the District of New Jersey against the Company and certain of its current and former directors and officers on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and February 6, 2020. An amended complaint was filed on September 21, 2020 which alleges, inter alia, that the Company and certain of its current and former officers and directors violated the federal securities laws by making false or misleading statements, materially overstated the demand and potential market for the Company’s consumer cannabis products; that the Company’s ability to sell products had been materially impaired by extraordinary market oversupply, that the Company’s spending growth and capital commitments were slated to exceed our revenue growth; that the Company had violated German law mandating that companies receive special permission to distribute medical products exposed to regulated irradiation techniques, and that the foregoing, among others, had negatively impacted the Company’s business, operations, and prospects and impaired the Company’s ability to achieve profitability. A motion to dismiss was filed on November 20, 2020 and granted by the court on July 7, 2021, however, the plaintiffs were given an opportunity to file a second amended complaint no later than September 7, 2021. Pursuant to the July 7, 2021 order, the plaintiffs filed a second amended complaint on September 7, 2021 which included new allegations pertaining to certain alleged financial misrepresentation and improper revenue recognition by the Company. The Company subsequently filed a motion to dismiss on December 6, 2021 and a reply to plaintiffs’ opposition on March 25, 2022. Again, on a Judgement dated September 23, 2022 the Court granted the second motion to dismiss the case in favour the Company. The motion was granted without prejudice. The plaintiff’s counsels re-filed a third statement of claim on November 7, 2022 and the re-stated claim was received by Aurora formally on November 8, 2022. The Company filed a third further motion to dismiss on January 6, 2023, to which the plaintiffs have until March 7, 2023 to file an opposition brief, to which the Company will have until April 6, 2023 to file a reply. While this matter is ongoing, the Company disputes the allegations and intends to continue to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above. No provision has been recognized as at December 31, 2022 (December 31, 2021 - nil).

The Company and its subsidiary, ACE, have been named in a purported class action proceeding which commenced on June 16, 2020 in the Province of Alberta in relation to the alleged mislabeling of cannabis products with inaccurate THC/CBD content. The class action involves a number of other parties including Aleafia Health Inc., Hexo Corp, Tilray Canada Ltd., among others, and alleges that upon laboratory testing, certain cannabis products were found to have lower THC potency than the labeled amount, suggesting, among other things, that plastic containers may be leeching cannabinoids. While this matter is ongoing, the Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. No provision has been recognized as at December 31, 2022 (December 31, 2021 - nil).

A claim was commenced by a party to a former term sheet on June 15, 2020 with the King's Bench of Alberta against Aurora and a former officer alleging a claim of breach of obligations under said term sheet, with the plaintiff seeking $18.0 million in damages. While this matter is ongoing, the Company believes the action to be without merit and intends to defend the claim. No provision has been recognized as of December 31, 2022 (December 31, 2021 - nil).

On August 10, 2020, a purported class action lawsuit was filed with the King's Bench of Alberta against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities and suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21, 2019. Chambers appointment was scheduled for December 6, 2022 to set a hearing date however, plaintiffs’ counsel failed to book a remote appearance with the court. Plaintiffs’ counsel has advised that they will write to the court to request dates for a hearing. The Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. No provision has been recognized as at December 31, 2022 (December 31, 2021 - nil).

18	| AURORA CANNABIS INC. Q2 2023

On January 4, 2021, a civil claim was filed with the King’s Bench of Alberta against Aurora and Hempco by a former landlord regarding unpaid rent in the amount of $8.9 million, representing approximately $0.4 million for rent in arrears and costs, plus $8.5 million for loss of rent and remainder of the term. The Company filed a statement of defense on March 24, 2021. While this matter is ongoing, the Company intends to continue to defend against the claims. No provision has been recognized as of December 31, 2022 (December 31, 2021 - nil).

The Company, its subsidiary ACE, and MedReleaf Corp. (which amalgamated with ACE in July 2020) have been named in a purported class action proceeding commenced on November 15, 2022 in the Ontario Superior Court of Justice. The purported class action claims that the Company failed to warn of certain risks purported to be associated with the consumption of cannabis. The Statement of Claim was served upon the Company on November 22, 2022. The Company disputes the allegations and intends to defend against the claims. No provision has been recognized as at December 31, 2022 (December 31, 2021 - nil).

The Company is subject to litigation and similar claims in the ordinary course of our business, including claims related to employment, human resources, product liability and commercial disputes. The Company has received notice of, or are aware of, certain possible claims against us where the magnitude of such claims is negligible, or it is not currently possible for us to predict the outcome of such claims, possible claims or lawsuits due to various factors including: the preliminary nature of some claims; an incomplete factual record; and the unpredictable nature of opposing parties and their demands. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in liability to the Company, to the extent not provided for through insurance or otherwise, would have a material effect on the consolidated financial statements, other than the claims described above. No provision has been recognized as of December 31, 2022 (December 31, 2021 - nil).

Off-balance sheet arrangements

As at the date of this MD&A, the Company has $0.9 million letters of credit outstanding with the Bank of Montreal. There are no other material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

Related Party Transactions

The Company’s key management personnel consists of the Company’s executive management team and management directors who, collectively, have the authority and responsibility for planning, directing and controlling the activities of the Company and. Compensation expense for key management personnel was as follows:

	Three months ended		Six months ended
($ thousands)	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Short-term employment benefits (1)	$ 2,171	$ 2,144	$ 3,959	$ 4,027
Long-term employment benefits	8	14	19	29
Termination benefits	—	—	489	—
Directors’ fees (2)	85	85	170	165
Share-based compensation (3)	3,492	2,491	5,679	4,898
Total management compensation (4)	5,756	4,734	10,316	9,119

(1)	Short-term employment benefits include salaries, wages, and bonuses. Short-term employment benefits are measured at the exchange value, being the amounts agreed to by each party.
(2)	Includes meeting fees and committee chair fees.
(3)	Share-based compensation represent the contingent consideration, and the fair value of options, restricted share units, deferred share units and performance share units granted and vested to key management personnel and directors of the Company under the Company’s share-based compensation plans (refer to Note 17 of the Financial Statements).
(4)	As of December 31, 2022, $0.8 million is payable or accrued for key management compensation (June 30, 2022 - $1.6 million).

The following is a summary of the significant transactions with related parties:

	Three months ended		Six months ended
($ thousands)	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Production costs (1)	899	733	1,932	1,147

(1)	Production costs incurred with (i) Gelcan Corporation. (“Gelcan”), a company that manufactures softgels; and (ii) Sterigenics Radiation Technologies (“Sterigenics”, formerly Iotron Industries Canada Inc.). Pursuant to a manufacturing agreement, the Company was contractually committed to purchase a minimum number of softgels each calendar year. During the three months ended December 31, 2022 the Company paid $2.8 million to terminate the manufacturing agreement which was recognized in other gains (losses) on the consolidated statement of comprehensive loss.

The following amounts were receivable from (payable to) related parties:
($ thousands)	December 31, 2022	June 30, 2022
Production costs with investments in associates (1)(2)	(158)	439
(1)	Production costs incurred with (i) Gelcan Corporation. (“Gelcan”), a company that manufactures softgels; and (ii) Sterigenics Radiation Technologies (“Sterigenics”, formerly Iotron Industries Canada Inc.). Pursuant to a manufacturing agreement, the Company was contractually committed to purchase a minimum number of softgels each calendar year. During the three months ended December 31, 2022 the Company paid $2.8 million to terminate the manufacturing agreement which was recognized in other gains (losses) on the consolidated statement of comprehensive loss.

19	| AURORA CANNABIS INC. Q2 2023

(2)	Amounts are due upon the issuance or receipt of invoices, are unsecured and non-interest bearing.

These transactions are in the normal course of operations and are measured at the exchange value, being the amounts agreed to by the parties.

Critical Accounting Estimates

The preparation of the Financial Statements under IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

There have been no changes in Aurora's critical accounting estimates during the three and six months ended December 31, 2022. For additional information on the Company’s accounting policies and key estimates, refer to the note disclosures in the annual consolidated financial statements and MD&A as at and for the year ended June 30, 2022.

New Accounting Policy
Put Option Liability

The Company has entered into a put option with certain non-controlling interest shareholders of Bevo such that the Company is required to purchase their shareholding under certain conditions as of the exercise date. When accounting for options related to non-controlling interests, the Company applies IFRS 10, Consolidated Financial Statements, and the terms of the contracts are analyzed to assess whether they provide the Company or the non-controlling interest with access to the risks and rewards associated with the actual ownership of the shares. The Company has elected the present-access method of accounting for non-controlling interests. As a result, the Company has recognized a financial liability at the present value of the amount payable on exercise of the put option. Remeasurement adjustments are recorded in deficit.

Adoption of New Accounting Pronouncements
Amendments to IAS 41: Agriculture

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IAS 41. The amendment removes the requirement for entities to exclude taxation cash flows when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. The Company adopted the Amendments to IAS 41 effective July 1, 2022 which did not have a material impact to the Company’s consolidated financial statements.

Amendments to IFRS 9: Financial Instruments

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Company adopted the Amendments to IFRS 9 effective July 1, 2022 which did not have a material impact to the Company’s consolidated financial statements.

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company adopted the amendments to IAS 37 effective July 1, 2022 which did not have a material impact to the Company’s consolidated financial statements.

20	| AURORA CANNABIS INC. Q2 2023

New Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2024. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IAS 12: Income Taxes

The amendment clarifies how companies account for deferred tax on transactions such as leases and decommissioning obligations. The amendments are effective for annual periods beginning on or after 1 January 2023.The Company is currently evaluating the potential impact of this standard on the Company’s consolidated financial statements.

IFRS 17 - Insurance Contracts

IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. The objective of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. The standard is effective for annual periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of this standard on the Company’s consolidated financial statements.

Financial Instruments

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine the fair value of each financial instrument.

Fair Value Method
Financial Instruments Measured at Fair Value
Marketable securities	Closing market price of Common Shares as of the measurement date (Level 1)
Derivatives	Closing market price (Level 1) or Black-Scholes, Binomial, Monte-Carlo & FINCAD valuation model (Level 2 or 3)
Contingent consideration payable	Discounted cash flow model (Level 3)
Derivative liability	Closing market price of warrants (Level 1) or Kynex valuation model (Level 2)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, restricted cash, accounts receivable, loans receivable	Carrying amount (approximates fair value due to short-term nature)
Accounts payable and accrued liabilities, other current and long-term liabilities, loans and borrowings	Carrying amount (approximates fair value due to short-term nature)
Lease receivable, convertible debentures, lease liabilities	Carrying value discounted at the effective interest rate which approximates fair value

21	| AURORA CANNABIS INC. Q2 2023

Summary of Financial Instruments

The carrying values of the financial instruments at December 31, 2022 are summarized in the following table:

($ thousands)	Amortized cost	FVTPL	Designated FVTOCI	Total
	$	$	$	$
Financial Assets
Cash and cash equivalents	258,709	—	—	258,709
Restricted cash	64,991	—	—	64,991
Accounts receivable, excluding sales taxes and lease receivable	43,678	—	—	43,678
Marketable securities	—	—	188	188
Derivatives	—	22,878	—	22,878
Loans receivable	791	—	—	791
Lease receivable	9,046	—	—	9,046
Financial Liabilities
Accounts payable and accrued liabilities	76,241	—	—	76,241
Convertible debentures	130,993	—	—	130,993
Contingent consideration payable	-	18,985	—	18,985
Other current liabilities	12,572	—	—	12,572
Lease liabilities	50,544	—	—	50,544
Derivative liability	-	15,744	—	15,744
Loans and borrowings	44,542	—	—	44,542
Other long-term liabilities	49,973	—	—	49,973

Fair Value Hierarchy

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and Level 3 Inputs for the asset or liability that are not based on observable market data.

The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs as at December 31, 2022:

($ thousands)	Level 1	Level 2	Level 3	Total
As at December 31, 2022
Marketable securities	188	—	—	188
Derivative assets (1)	—	8,434	14,444	22,878
Contingent consideration payable	—	—	18,985	18,985
Derivative liability (2)	15,744	—	—	15,744
As at June 30, 2022
Marketable securities	1,331	—	—	1,331
Derivative assets	—	9,860	16,423	26,283
Contingent consideration payable	—	—	14,371	14,371
Derivative liability	37,297	—	—	37,297
(1)	For a reconciliation of realized and unrealized gains and losses applicable to financial assets measured at fair value for the three and six months ended December 31, 2022, refer to Note 5 the Financial Statements.
(2)	For a reconciliation of unrealized gains and losses applicable to financial liabilities measured at fair value for the three and six months ended December 31, 2022, refer to Note 13 and Note 16(c) in the Financial Statements.

There have been no transfers between fair value levels during the period.

Financial Instruments Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

22	| AURORA CANNABIS INC. Q2 2023

Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, accounts receivable and loans receivable. The risk exposure is limited to their carrying amounts reflected on the statement of financial position. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. Certain restricted funds in the amount of $35.4 million are retained by an insurer under the Segregated Accounts Companies Act governed by the Bermuda Monetary Authority. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its Guaranteed Investment Certificates (“GICs”). The Company mitigates the credit risk associated with the loans receivable by managing and monitoring the underlying business relationship.

The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk. Credit risk for non-government wholesale customers is assessed on a case-by-case basis and a provision is recorded where required. As of December 31, 2022, $21.3 million of accounts receivable, net of allowances, are from non-government wholesale customers (June 30, 2022 -

$22.5 million). As of December 31, 2022, the Company recognized a $4.5 million provision for expected credit losses (June 30, 2022 - $4.1 million).

For the periods indicated, the Company’s aging of trade receivables were as follows:
($ thousands)	December 31, 2022	June 30, 2022
0 - 60 days	26,754	27,563
61+ days	11,137	4,902
	37,891	32,465
Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company’s objective is to manage liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due, while executing on its operating and strategic plans. Refer to “Liquidity and Capital Resources” section of this MD&A for detailed discussion.

Summary of Outstanding Share Data The Company had the following securities issued and outstanding as at February 8, 2023 :
Securities (1)	Units Outstanding
Issued and outstanding Common Shares	340,987,434
Stock options	6,876,294
Warrants	89,124,788
Restricted share units	6,738,489
Deferred share units	576,569
Performance share units	2,344,178
Convertible debentures	2,408,791
(1)	Refer to Note 13 “Convertible Debentures”, Note 16 “Share Capital” and Note 17 “Share-Based Compensation” in the Financial Statements for a detailed description of these securities.

23	| AURORA CANNABIS INC. Q2 2023

Historical Quarterly Results
($ thousands, except earnings per share and Operational Results)	Q2 2023	Q1 2023	Q4 2022	Q3 2022
Financial Results Net revenue (2)	$61,679	$49,263	$50,215	$50,434
Adjusted gross margin before FV adjustments on total net revenue (3)	45%	50%	47%	54%
Loss from continuing operations attributable to common shareholders (4)	($65,392)	($51,604)	($618,787)	($1,012,177)
(Loss) earnings from discontinued operations attributable to common shareholders	$ —	$ —	$ —	$ —
Loss attributable to common shareholders	($65,392)	($51,604)	($618,787)	($1,012,177)
Basic and diluted loss per share from continuing operations	($0.20)	($0.17)	($2.48)	($4.72)
Basic and diluted loss per share	($0.20)	($0.17)	($2.48)	($4.72)
Balance Sheet
Working capital	$409,729	$514,193	$614,264	$577,566
Cannabis inventory and biological assets (4)	$93,675	$121,776	$127,836	$118,729
Total assets	$1,023,835	$1,169,927	$1,084,356	$1,570,252
Operational Results - Cannabis
Average net selling price of dried cannabis (3)	$4.79	$5.32	$5.10	$5.41
Kilograms sold	15,269	12,165	13,130	9,722
	Q2 2022	Q1 2022	Q4 2021 (1)	Q3 2021 (1)
Financial Results Net revenue (2)	$60,586	$60,108	$54,825	$55,161
Adjusted gross margin before FV adjustments on total net revenue (3)	53%	54%	54%	44%
Loss from continuing operations attributable to common shareholders (4)	($74,776)	($11,884)	($133,969)	($160,625)
Loss from discontinued operations attributable to common shareholders	$ —	$ —	($1,179)	$ —
Loss attributable to common shareholders	($74,776)	($11,884)	($135,148)	($160,625)
Basic and diluted loss per share from continuing operations	($0.38)	($0.06)	($0.68)	($0.83)
Basic and diluted loss per share	($0.38)	($0.06)	($0.68)	($0.83)
Balance Sheet
Working capital	$481,574	$532,612	$549,517	$646,310
Cannabis inventory and biological assets (5)	$139,625	$139,103	$120,297	$102,637
Total assets	$2,485,384	$2,560,316	$2,604,731	$2,839,155
Operational Results - Cannabis
Average net selling price of dried cannabis (2)(3)	$4.52	$4.67	$5.11	$5.00
Kilograms sold	13,043	12,484	11,346	13,520
(1)	Certain previously reported amounts have been restated to exclude the results related to discontinued operations and recast for the biological assets and inventory non-material prior period error. For further details on the recast for biological asset and inventory, refer to the “Change in Accounting Policies and Estimates” section of the Company’s audited consolidated financial statements as at and for the year ended June 30, 2022 and the accompanying notes thereto.
(2)	Net revenue represents our total gross revenue net of excise taxes levied by the CRA on the sale of medical and consumer use cannabis products. Given that our gross revenue figures exclude excise taxes that were levied and billed back to customers, as reflected in accordance with IFRS 15, we believe that the presentation of net revenue more accurately reflects the level of revenue earned during the relevant period.
(3)	Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A for the defined terms.
(4)	Loss from continuing operations attributable to common shareholders includes asset impairment and restructuring charges. Refer to “Adjusted EBITDA” section.
(5)	Represents total biological assets and inventory, exclusive of merchandise, accessories, supplies, consumables and plant propagation biological assets.

24	| AURORA CANNABIS INC. Q2 2023

Risk Factors

In addition to the other information included in this report, readers should consider carefully the following factors, which describe the risks, uncertainties and other factors that may materially and adversely affect our business, products, financial condition and operating results. There are many factors that affect our business and our results of operations, some of which are beyond our control. The following is a description of important factors that may cause our actual results of operations in future periods to differ materially from those currently expected or discussed in the forward-looking statements (“FLS”) set forth in this report relating to our financial results, operations and business prospects. Except as required by law, we undertake no obligation to update any such FLS to reflect events or circumstances after the date of this MD&A.

These risks include, but are not limited to the following:

•	We have a limited operating history and there is no assurance that we will be able to achieve or maintain profitability.
•	Our business is reliant on the good standing of our licenses.
•	Our Canadian licenses are reliant on our established sites.
•	We operate in a highly regulated business and any failure or significant delay in obtaining applicable regulatory approvals could adversely affect our ability to conduct our business.
•	Change in the laws, regulations, and guidelines that impact our business may cause adverse effects on our operations.
•	Failure to comply with anti-money laundering laws and regulation could subject us to penalties and other adverse consequences.
•	We compete for market share with a number of competitors and expect even more competitors to enter our market, and many of our current and future competitors may have longer operating histories, more financial resources, and lower costs than us.
•	Selling prices and the cost of cannabis production may vary based on a number of factors outside of our control.
•	We may not be able to realize our growth targets or successfully manage our growth.
•	The continuance of our contractual relations with provincial and territorial governments cannot be guaranteed.
•	Our continued growth may require additional financing, which may not be available on acceptable terms or at all.
•	Any default under our existing debt that is not waived by the applicable lenders could materially adversely impact our results of operations and financial results and may have a material adverse effect on the trading price of our Common Shares.
•	We may be subject to credit risk.
•	We may not be able to successfully develop new products or find a market for their sale.
•	As the cannabis market continues to mature, our products may become obsolete, less competitive, or less marketable.
•	Restrictions on branding and advertising may negatively impact our ability to attract and retain customers.
•	The cannabis business may be subject to unfavorable publicity or consumer perception.
•	Third parties with whom we do business may perceive themselves as being exposed to reputational risk by virtue of their relationship with us and may ultimately elect to discontinue their relationships with us.
•	There may be unknown health impacts associated with the use of cannabis and cannabis derivative products.
•	We may enter into strategic alliances or expand the scope of currently existing relationships with third parties that we believe
•	complement our business, financial condition and results of operation and there are risks associated with such activities.
•	Our success will depend on attracting and retaining key personnel.
•	Dependence on Senior Management.
•	Certain of our directors and officers may have conflicts of interests due to other business relationships.
•	Future execution efforts may not be successful.
•	We have expanded and intend to further expand our business and operations into jurisdictions outside of Canada, and there are risks associated with doing so.
•	Our business may be affected by political and economic instability, and a period of sustained inflation across the markets in which we operate could result in higher operating costs.
•	We rely on international advisors and consultants in foreign jurisdictions.
•	Failure to comply with the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”) and the Foreign Corrupt Practices Act (U.S.) (“FCPA”), as well as the anti-bribery laws of the other nations in which we conduct business, could subject us to penalties and other adverse consequences.
•	We may be subject to uninsured or uninsurable risks.
•	We may be subject to product liability claims.
•	Our cannabis products may be subject to recalls for a variety of reasons.
•	We are and may become party to litigation, mediation, and/or arbitration from time to time.
•	The transportation of our products is subject to security risks and disruptions.
•	Our business is subject to the risks inherent in agricultural operations.
•	We have in the past, and may in the future, record significant impairments or write-downs of our assets.
•	Our operations are subject to various environmental and employee health and safety regulations.
•	Climate change may have an adverse effect on demand for our products or on our operations.
•	We may not be able to protect our intellectual property.
•	We may experience breaches of security at our facilities or in respect of electronic documents and data storage and may face risks related to breaches of applicable privacy laws.
•	We may be subject to risks related to our information technology systems, including cyber-attacks.
•	We may not be able to successfully identify and execute future acquisitions or dispositions, or to successfully manage the impacts of such transactions on our operations.
•	As a holding company, Aurora Cannabis Inc. is dependent on its operating subsidiaries to pay dividends and other obligations.
•	The price of our Common Shares has historically been volatile. This volatility may affect the value of your investment in Aurora, the price at which you could sell our Common Shares and the sale of substantial amounts of our Common Shares could adversely affect the price of our Common Shares and the value of your convertible debentures/notes.
•	It is not anticipated that any dividend will be paid to holders of our Common Shares for the foreseeable future.
•	Future sales or issuances of equity securities could decrease the value of our Common Shares, dilute investors’ voting power, and reduce our earnings per share.
•	Our management will have substantial discretion concerning the use of proceeds from future share sales and financing transactions.
•	The regulated nature of our business may impede or discourage a takeover, which could reduce the market price of our Common Shares and the value of any outstanding convertible debentures/notes.
•	There is no assurance we will continue to meet the listing standards of the NASDAQ and the TSX.

25	| AURORA CANNABIS INC. Q2 2023

•	The financial reporting obligations of being a public company and maintaining a dual listing on the TSX and on Nasdaq requires significant company resources and management attention.
•	Failure to develop and maintain an effective system of internal controls increases the risk that we may not be able to accurately and reliably report our financial results or prevent fraud, which may harm our business, the trading price of our Common Shares and market value of other securities.
•	We are a Canadian company and shareholder protections may differ from shareholder protections in the U.S. and elsewhere.
•	We are a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such is exempt from certain provisions applicable to United States domestic issuers.
•	Our employees and counterparties may be subject to potential U.S. entry restrictions as a result of their relationship with us.
•	Participants in the cannabis industry may have difficulty accessing the service of banks and financial institutions, which may make it difficult for us to operate.
•	The Company’s employees, independent contractors and consultants may engage in fraudulent or other illegal activities.
•	Our business has and may continue to be subject to disruptions as a result of the COVID-19 pandemic.
•	Reliva’s operations in the U.S. may be impacted by regulatory action and approvals from the Food and Drug Administration.
•	The controversy surrounding vaporizers and vaporizer products may materially and adversely affect the market for vaporizer products and expose us to litigation and additional regulation.
•	We must rely largely on our own market research and internal data to forecast sales and market demand and market prices which may differ from our forecasts.
•	The Canadian excise duty framework affects profitability.
•	We may hedge or enter into forward sales, which involves inherent risks.

Internal Controls over Financial Reporting

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (“DC&P”) designed to provide reasonable assurance that information required to be disclosed in the Company’s annual filings, interim filings and other reports filed or submitted by it under securities laws is recorded, processed, summarized and reported accurately and in the time periods specified under such securities laws, and include controls and procedures designed to ensure such information is accumulated and communicated to the Company’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. As at December 31, 2022, the CEO and CFO have concluded that the Company’s DC&P were not effective as at that date as a result of the material weakness described below in the interim period, as well as the material weaknesses identified as at June 30, 2022.

Management’s Report on Internal Controls over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and as required by Rule 13a-15(f) and 15d-5(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”). The Company’s management, including the CEO and CFO, has designed ICFR based on the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. ICFR has inherent limitations. ICFR is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. ICFR also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by ICFR. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Under the supervision and with the participation of our CEO and our CFO, management has designed internal control over financial reporting (ICFR) based on the framework set forth in Internal Control - Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Management has concluded that the following material weaknesses exist as at December 31, 2022:

An ineffective control environment: On August 25, 2022, the Company acquired a 50.1% controlling interest in Bevo Agtech Inc., triggering the Company’s business combination controls with respect to the purchase price allocation (“PPA”) of the acquired interest, and resulting in a change to the control environment that had the ability to materially affect the Company’s internal control over financial reporting. This change, in addition to finance staff attrition in the first quarter, has resulted in an insufficient number of personnel within the accounting function with the appropriate knowledge and experience to properly assess the accounting implications of complex transactions and impacted our ability to execute management review controls. The insufficient number of staff contributed to the other material weaknesses below.

Complex spreadsheet controls: The Company did not implement and maintain effective controls surrounding certain complex spreadsheets. Spreadsheets are inherently prone to error due to their manual nature, which increases the risk of human error. The Company’s controls related to complex spreadsheets did not address all identified risks associated with manual data entry, review of inputs into management assumptions and estimates, completeness of data entry, and the accuracy of mathematical formulas, impacting complex spreadsheets used in property, plant and equipment, fair value of biological assets, valuation of inventory, and key goodwill, intangibles and purchase price accounting calculations and estimates.

IT general controls: Specific to the Aurora Europe business component, the Company had an aggregation of deficiencies within its IT general controls across multiple systems within the subsidiary, including deficiencies related to segregation of duties, user access and change management. As a result, the Company concluded that the subsidiary’s process-level automated and manual controls in the areas of journal entries and revenue that are dependent on IT general controls, information, and data derived from affected IT systems were also ineffective because they could have been adversely impacted.

26	| AURORA CANNABIS INC. Q2 2023

Management review controls: The Company did not consistently execute and document management review controls and did not always maintain segregation of duties between preparing and reviewing analyses and reconciliations with respect to inventory, revenue pricing, procure-to-pay, completeness and accuracy of the Bevo PPA and financial statement close processes.

A material error was identified in the draft interim financial statements as a result of the material weakness identified in the first quarter which was corrected prior to release of the interim financial statements. This material weakness creates a reasonable possibility that material misstatements in interim or annual financial statements would not be prevented or detected on a timely basis.

Remediation Plan

The deficiency in the control environment described above was detected late during the first quarter of fiscal 2023 prior to the filing of the Company’s interim financial statements. The Company has prioritized the remediation of this material weakness and will take the following specific actions to resolve the issue:

•	Hiring of additional accounting personnel with appropriate knowledge and experience with technical accounting over complex transactions, including supplementing internal resourcing where appropriate with external subject matter expertise (this is underway, to be completed as soon as possible)
•	Evaluating the sufficiency, experience and training of personnel within the Company’s accounting function

As the conclusion regarding the material weakness was reached late in the quarter, the Company has not had adequate time to apply its proposed remediation actions to evidence the remediation of the material weakness described above, and it will continue to be addressed through the remainder of fiscal 2023, in addition to the remediation actions identified in our annual disclosure as of June 30, 2022.

Changes to the Internal Control Environment

Other than the new material weakness described above related to the ineffective control environment, there were no changes in the first and second quarter of fiscal 2023 that had or are likely to have a material impact on the Company’s ICFR.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains certain statements which may constitute “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities law requirements (collectively, “forward-looking statements”). These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

•	pro forma measures including revenue, cash flow, adjusted gross margin before fair value adjustments, expected SG&A run-rates, and grams produced;
•	the Company’s ability to fund operating activities and cash commitments for investing and financing activities for the foreseeable future;
•	expectations regarding production capacity, costs and yields;
•	statements made under the heading “Our Strategy”;
•	statements made with respect to the anticipated disposition of legal claims disclosed under the heading “Contingencies”;
•	the Company’s objective to deliver profitability and positive operating cash flow;
•	the acquisition of Bevo and associated impact on revenue the creation of long-term value;
•	future strategic opportunities;
•	growth opportunities including the expansion into additional international markets;
•	expectations related to the increased legalization of medical and consumer markets, including the United States;
•	the repositioning and improvements in the Company’s consumer business, and associated impact on future profitability and access to new global consumer markets as they open;
•	competitive advantages and strengths in Canadian and international medical cannabis, scientific leadership, multi-jurisdictional regulatory expertise , compliance, testing, cultivar breeding and product quality;
•	product portfolio and innovation, and associated revenue growth and impact on future long-term success;
•	licensing of genetic innovations to other licensed producers and associated impact on revenue growth;
•	expectations regarding biosynthetic production and associated intellectual property;
•	critical success factors in the cannabis industry, including financial health and thoughtful capital allocation;
•	the availability of funds under the Company’s existing 2021 Shelf Prospectus and expectations to file a new shelf prospectus, as required; and
•	the use of proceeds generated from the ATM Program;

27	| AURORA CANNABIS INC. Q2 2023

Forward looking information or statements contained in this document have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable.

Such forward-looking statements are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, COVID-19, and other risks as set out under “Risk Factors” contained herein. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to the Company on the date hereof, no assurance can be given as to future results, approvals or achievements. Forward-looking statements contained in this MD&A and in the documents incorporated by reference herein are expressly qualified by this cautionary statement.

Cautionary Statement Regarding Certain Non-GAAP Performance Measures

This MD&A contains certain financial performance measures that are not recognized or defined under IFRS (“Non-GAAP Measures”). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. For an explanation of these measures to related comparable financial information presented in the consolidated Financial Statements prepared in accordance with IFRS, refer to the discussion below. The Company believes that these Non-GAAP Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operational performance of the Company. These Non- GAAP Measures include, but are not limited, to the following:

•	Cannabis net revenue represents revenue from the sale of cannabis products, excluding excise taxes. Cannabis net revenue is further broken down as follows:
-	Medical cannabis net revenue represents Canadian and international cannabis net revenue for medical cannabis sales only.
-	Consumer cannabis net revenue represents cannabis net revenue for consumer cannabis sales only.
-	Wholesale bulk cannabis net revenue represents cannabis net revenue for wholesale bulk cannabis only.
•	Management believes the cannabis net revenue measures provide more specific information about the net revenue purely generated from our core cannabis business and by market type.
•	Average net selling price of dried cannabis excluding bulk sales, is calculated by taking net revenue from dried cannabis, less net revenue from wholesale bulk cannabis sold in the period, which is then divided by total grams and gram equivalent of cannabis sold in the period. Management believes the average net selling price per gram or gram equivalent measure provides more specific information about the pricing trends over time
•	Gross profit and margin before FV adjustments on cannabis net revenue is calculated by subtracting (i) cost of sales, before the effects of changes in FV of biological assets and inventory, and (ii) cost of sales from non-cannabis ancillary support functions, from total cannabis net revenue. Gross margin before FV adjustments on cannabis net revenue is calculated by dividing gross profit before FV adjustments on cannabis net revenue divided by cannabis net revenue. Management believes that these measures provide useful information to assess the profitability of our cannabis operations as it excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.
•	Adjusted gross profit and margin before FV adjustments on cannabis net revenue represents cash gross profit and gross margin on cannabis net revenue and is calculated by subtracting from total cannabis net revenue (i) cost of sales, before the effects of changes in FV of biological assets and inventory; (ii) cost of sales from non-cannabis ancillary support functions; and removing (iii) depreciation in cost of sales; (iv) cannabis inventory impairment; and (v) out-of-period adjustments. Adjusted gross margin before FV adjustments on cannabis net revenue is calculated by dividing adjusted gross profit before FV adjustments on cannabis net revenue divided by cannabis net revenue. Adjusted gross profit and gross margin before FV adjustments on cannabis net revenue is further broken down as follows:
-	Adjusted gross profit and gross margin before FV adjustments on medical cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the medical market only.
-	Adjusted gross profit and gross margin before FV adjustments on consumer cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the consumer market only.
-	Adjusted gross profit and gross margin before FV adjustments on wholesale bulk cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated from wholesale bulk cannabis only.
•	Management believes that these measures provide useful information to assess the profitability of our cannabis operations as it represents the cash gross profit and margin generated from cannabis operations and excludes (i) out-of-period adjustments to provide information that reflects current period results; and (ii) excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.
•	Adjusted EBITDA is calculated as net income (loss) from continuing operations excluding income tax expense (recovery), other income (expenses), share-based compensation, depreciation and amortization, acquisition costs, changes in fair value of inventory sold, inventory impairment adjustments, changes in fair value of biological assets, costs related to our business transformation, out- of-period adjustments, non-recurring items and costs related to business operations focused on developing international markets prior to commercialization. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and is widely used by industry analysts to compare Aurora to its competitors, and derive expectations of future financial performance for Aurora, and excludes out-of-period adjustments that are not reflective of current operating results.

28	| AURORA CANNABIS INC. Q2 2023

•	Management believes that working capital is an important liquidity measure and is defined as current assets less current liabilities as stated on the Company’s Consolidated Statements of Financial Position.
•	Adjusted SG&A is defined as SG&A, less business transformation, non-recurring and out-of-period costs. Management believes this measure provides useful information to assess the recurring costs of our operations.
•	Adjusted R&D is defined as R&D, less business transformation, non-recurring and out-of-period costs. Management believes this measure provides useful information to assess the recurring costs of our operations.

Non-GAAP Measures should be considered together with other data prepared accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to Aurora’s management. Accordingly, these Non- GAAP Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

29	| AURORA CANNABIS INC. Q2 2023